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SEC Mail Processing Section

MAR 16 2016

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SECI

16006183

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-66707 aKB

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/15 AND ENDING 12/31/15
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: REDROCK TRADING PARTNERS, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2605 WALTON WAY
(No. and Street)

AUGUSTA GA 30904
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
THANE PLUMMER 520-405-2277
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

ELLIOTT DAVIS DECOSSIMO
(Name – *if individual, state last, first, middle name*)

2839 PACES FERRY RD OVERLOOK II STE 300 ATLANTA GA 30339
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1410 (06-02)

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SD

OATH OR AFFIRMATION

I, Garron Haycock, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Redrock Trading Partners, LLC, as of December 31, 20 15, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

[Signature]
Signature

Owner
Title

my commission expires 2-10-18
Kenda F Rowell
Notary Public

KENDA F. ROWELL STATE OF TENNESSEE NOTARY PUBLIC HAMILTON COUNTY

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

REDROCK TRADING PARTNERS, LLC

FINANCIAL STATEMENTS

DECEMBER 31, 2015

elliott davis
decosimo

Report of Independent Registered Public Accounting Firm

Board of Directors
Redrock Trading Partners, LLC
Augusta, Georgia

We have audited the accompanying statement of financial condition of Redrock Trading Partners, LLC (the "Company") as of December 31, 2015 and the related statements of operations, changes in members' equity and cash flows for the year then ended, and the related notes to the financial statements. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2015, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States.

The supplementary information contained in Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission, (the "Supplemental Information") has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The Supplemental Information is the responsibility of the Company's management. Our audit procedures included determining whether the Supplemental Information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the Supplemental Information. In forming our opinion on the Supplemental Information, we evaluated whether the Supplemental Information, including its form and content is presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, the supplementary information contained in Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission is fairly stated, in all material respects, in relation to the financial statements as a whole.

Elliott Davis Decosimo, LLC

Atlanta, Georgia
March 11, 2016

REDROCK TRADING PARTNERS, LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2015

ASSETS

Cash and Cash Equivalents	$ 52,778
Cash - Restricted	1,000
Other Assets - Restricted	326
Total Assets	$ 54,104

LIABILITIES AND MEMBERS' EQUITY

Liabilities:	
Accounts Payable and Accrued Expenses	$ 18,010
Total Liabilities	18,010
Members' Equity	36,094
Total Liabilities and Members' Equity	$ 54,104

The accompanying notes are an integral part
of the financial statements

REDROCK TRADING PARTNERS, LLC
STATEMENT OF OPERATIONS
For the Year Ended December 31, 2015

Income	
Interest Income	$ 10
	10
Expenses	
Regulatory Fees and Expenses	4,652
Professional Fees	51,395
Other Expenses	234
	56,281
Net Loss	$ (56,271)

The accompanying notes are an integral part
of the financial statements

REDROCK TRADING PARTNERS, LLC
STATEMENT OF CHANGES IN MEMBERS' EQUITY
For the Year Ended December 31, 2015

Balance, January 1, 2015	$ 7,665
Net Loss	(56,271)
Members' Contributions	84,700
Balance, December 31, 2015	$ 36,094

The accompanying notes are an integral part
of the financial statements

REDROCK TRADING PARTNERS, LLC
STATEMENT OF CASH FLOWS
For the Year Ended December 31, 2015

Cash flows from operating activities:		
Net loss	$	(56,271)
Adjustments to reconcile net loss to net cash cash used in operating activities:		
Changes in operating assets and liabilities:		
Other Assets		1,453
Accounts payable and accrued expenses		7,403
Net cash used in operating activities		(47,415)
Cash flows from financing activities:		
Member contributions		84,700
Member subscription receivable		10,435
Net cash provided by financing activities		95,135
Increase in cash and cash equivalents		47,720
Cash and cash equivalents, beginning of year		5,058
Cash and cash equivalents, end of year	$	52,778

The accompanying notes are an integral part
of the financial statements

Note 1
Nature of Business and Summary of Significant Accounting Policies

Nature of Business

Redrock Trading Partners, LLC was formed on May 24, 2004 in the State of Arizona as a Limited Liability Corporation (LLC). The LLC was re-domiciled in Georgia on August 12, 2006. The Company is a registered broker-dealer under the provisions of the Securities Exchange Act of 1934. The Company began operations as a broker-dealer in April 2005. The Company provides services on behalf of clients for the purchase and/or sale of securities and private placements.

Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Accordingly, actual results could differ from those estimates.

Cash and Cash Equivalents

The Company considers all highly liquid debt instruments with a maturity of 90 days or less at the time of purchase to be cash equivalents.

Restricted Cash

Restricted cash represents a deposit maintained at a clearing brokerage.

Income Taxes

The Company is recognized as a partnership for income tax purposes under the provisions of the Internal Revenue Code for Limited Liability Companies. As a result, income and losses of the Company are passed through to the members for income tax reporting purposes. Accordingly, no provision has been made for federal or state income taxes. The tax returns of the past three years have not been audited, and could be subject to audit.

Fair Value of Financial Instruments

The Company's financial assets and liabilities are reported in the statement of financial condition at market or fair value or at carrying amounts of approximate current fair value. Financial instruments consist principally of cash and payables.

FASB ASC 820 defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy, which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820, are used to measure fair value.

Note 1
Nature of Business and Summary of Significant Accounting Policies (Continued)

Fair Value of Financial Instruments (continued)

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

- Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities the Company has the ability to access.
- Level 2 inputs are items (other than quoted prices included within Level 1) that are observable for the asset or liability, either directly or indirectly.
- Level 3 are unobservable inputs for the asset or liability and rely on management's own assumptions about the market participants would use in pricing the asset or liability.

The carrying amounts of cash and cash equivalents, accounts payable, and accrued expenses, approximate fair value given their short-term nature, a level 3 input.

Note 2
Concentrations of Credit Risk

The Company maintains its cash in bank deposit accounts which, at times, may exceed federally insured limits. Accounts are guaranteed by the Federal Deposit Insurance Corporation (FDIC) up to $250,000. At December 31, 2015, the Company had no cash in excess of the FDIC insured limits. The Company has not experienced any losses in such accounts.

Note 3
Net Capital Requirements

The Company, as a registered broker-dealer, is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1). Rule 15c3-1 requires the maintenance of minimum net capital of $5,000, as defined, and requires that aggregate indebtedness, as defined, shall not exceed 15 times net capital. At December 31, 2015, the Company had net capital, as defined, of $34,768, which exceeded the required net capital of $5,000 by $29,768. At December 31, 2015, the Company had a ratio of aggregate indebtedness to net capital of 0.5 to 1.

Note 4
Clearing Agreement and Restricted Cash

The Company has entered into an agreement with a clearing company, whereby the clearing company would execute any customer trades. Net commissions earned are credited to an account in the Company's name. Under this agreement the Company is required to keep a minimum balance of $1,000 in the account of the clearing company.

Note 5
Subsequent Events

Management has evaluated subsequent events through current, the date on which the financial statements were available to be issued.

REDROCK TRADING PARTNER, LLC
SCHEDULE II
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS
UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2013

The Company claims exemption from Rule 15c3-3 under Sections 15c3-3(k)(2)(i), and therefore schedules showing the Computation and Determination of Reserve Requirements Under Rule 15c3-3 of the Securities and Exchange Commission and the Schedule of Information Relating to Possession or Control Requirements Under Rule 15c3-3 of the Securities and Exchange Commission are not required.

NET CAPITAL	
Total member's capital form statement of financial condition	$ 36,094
Deductions	
Nonallowable assets:	
Cash-Restricted	(1,000)
Other assets- Restricted	(326)
Haircuts on securities	-
Net Capital	$ 34,768
COMPUTATION OF BASIC NET CAPITAL REQUIREMENTS	
Minimum net capital required - higher of 6-2/3% times aggregate indebtedness or $5,000	$ 5,000
Excess net capital	29,768
Excess net capital at 1,000% (Net capital less 10% of total aggregate indebtedness)	$ 27,967
AGGREDATE INDEBTEDNESS	
Total aggregate indebtedness included in the statement of financial condition	$ 18,010
Ratio of aggregate indebtedness to net capital	.5 to 1
RECONLILIATION WITH COMPANY'S COMPUTATION	
Net capital per Part II of Form X-17 A-5, as amended	$ 34,768
Adjustment	-
	$ 34,768
Total aggregrate indebtedness per Part II Of Form X-17A-5, as amended	$ 18,010
Adjustments	-
	$ 18,010

REDROCK TRADING PARTNERS

Redrock Trading Partner, LLC's Exemption Report

Redrock Trading Partners, LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. § 240.15c3-3 under the following provisions of 17 C.F.R. § 240.15c3-3 *(k)*:

> The provisions of this section shall not be applicable to a broker or dealer: (i) Who carries no margin accounts, promptly transmits all customer funds and delivers all securities received in connection with its activities as a broker or dealer, does not otherwise hold funds or securities for, or owe money or securities to, customers and effectuates all financial transactions between the broker or dealer and its customers through one or more bank accounts, each to be designated as "Special Account for the Exclusive Benefit of Customers of Redrock Trading Partners".

(2) The Company met the identified exemption provisions in 17 C.F.R. § 240.15c3-3(k) throughout the most recent fiscal year without exception.

Redrock Trading Partners, LLC

I, Thane Plummer, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

Thane Plummer

Title:

Managing Director

2605 Walton Way Augusta, GA 30904 Phone (706) 364-2567 Fax (800) 704-1964
Member FINRA

elliott davis decosimo

Report of Independent Registered Public Accounting Firm

Board of Directors
Redrock Trading Partners, LLC
Augusta, Georgia

We have reviewed management's statements, included in the accompanying Exemption From Rule 15C3-3 of the Securities and Exchange Commission in which (a) Redrock Trading Partners, LLC (the "Company") identified the following provision of 17 C.F.R. § 15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. § 240.15c3-3: (2)(i) (the "exemption provision") and (b) the Company stated that the Company met the identified exemption provision throughout the most recent fiscal year without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provision. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the conditions set forth in paragraphs (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Elliott Davis Decosimo, LLC

Atlanta, Georgia
March 11, 2016